Exhibit 5

                         Law Offices of Karen A. Batcher
                           4190 Bonita Road, Suite 205
                                Bonita, CA 91902
                                 (619) 788-7881


November 4, 2004

Mr. Stephen Samuels
Cameron International, Inc.
11677 Montana Avenue, Suite 13
Los Angeles,  CA  90049

Re: Legal Opinion Pursuant to SEC Form SB-2
    Registration Statement - Cameron International, Inc.

Dear Mr. Samuels:

     At your request, we are rendering this opinion in connection with a proposed sale by 46 individual shareholders (the "Selling Shareholders"), of Cameron International, Inc. (the "Company") of up to 480,000 shares of common stock, $0.001 par value (the "Common Stock"). The Selling Shareholders are identified in the Registration Statement on Form SB-2 dated April 9, 2004

     I have examined instruments, documents and records, which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. I have done so in light of Nevada law, including without limitation, the statutory provisions, all applicable provisions of the Nevada constitution and reported judicial decisions interpreting those laws. In such examination, we have assumed the following: (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed.

     Based on such examination and the applicable laws of the State of Nevada, I am of the opinion that 480,000 shares of Common Stock to be sold by the Selling Shareholders are, as of the date hereof, duly authorized shares of Common Stock, which have been legally issued, fully paid and non-assessable.

Very truly yours,


/s/ Karen A. Batcher, Esq.
--------------------------------
KAREN A. BATCHER, ESQ.